Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obliged to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. . UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Sales on a like-to-like basis decreased by 3% during 2Q19 due to lower consolidated volumes partially mitigated by price increases in all of our regions Higher consolidated prices for our three core products on a like-to-like basis, both sequentially and year over year Consolidated volumes for cement, ready-mix and aggregates decreased by 10%, 5% and 1%, respectively, during 2Q19 on a like-to-like basis Operating EBITDA during 2Q19 decreased by 14% on a like-to-like basis, with a decline in margin of 2.3pp A Stronger CEMEX plan cost-reduction initiatives resulted in savings of US$38 million during 2Q19 While pricing recovered costs during the quarter, 2Q19 EBITDA affected by decline in volumes EBITDA variation Millions of U.S. dollars Stronger CEMEX savings -240 -14% -11% -15%

Free cash flow conversion rate1 reached 34% during 2Q19 Free cash flow Millions of U.S. dollars 1 Free cash flow conversion rate = free cash flow after maintenance capital expenditures / operating EBITDA 9

Good progress on our “A Stronger CEMEX” targets Initiatives Progress Targets Asset sales US$822M1 US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction US$75M US$230M by 2020 (US$170M of which are expected to be captured in 2019) Total debt plus perpetuals reduction US$571M US$3.5B by 2020 Ongoing cash dividend program US$75M cash dividend paid in June 2019; US$75M expected to be paid in December 2019 US$150M in 2019 1 Includes Baltics and Nordics assets US$387M, Brazil US$31M, German assets €87M, some assets in France €32M, most of our white cement business US$180M, and other fixed asset sales US$89M.

Mexico: pricing strategy and cost-reduction initiatives partially mitigated drop in volumes Volumes decreased for our three core products during 2Q19 mainly due to post-election transition process and muted investment from the private sector Operating EBITDA margin declined due to lower volumes, higher raw material costs in our ready-mix business, higher transportation costs and an unfavorable product-mix effect The industrial-and-commercial sector drove cement consumption during 2Q19 supported by tourism-related investment and commercial activity The formal residential sector was impacted by the slower-than-anticipated start of the new housing programs Infrastructure activity was affected by the termination of important projects last year as well as a slow start in this year’s budget execution

Mexico: favorable sequential performance year to date in several indicators of demand for our products

CEMEX


Commercial banking mortgages (B MXN)
CMGR
18%
10
5
0
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19


Public sector individual mortgages (B MXN)1
CMGR
15%
10
8
6
4
2
0
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19


Remittances (B MXN)
CMGR
7%
80
60
40
20
0
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19


SCT budgetary investment (B MXN)
CMGR
261%
8
6
4
2
0
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19

1 Includes: Banjercito, CFE, CONAVI, FONHAPO, FOVISSSTE, Habitat Mexico, INFONAVIT, ISSFAM, SHF
Sources: Sistema Nacional de Información e Indicadores de Vivienda, CONAVI, Estadísticas Oportunas de Finanzas Públicas, SHCP, Sistema de Información Económica, Banxico
CMGR: Compound monthly growth rate

8

United States: top-line growth despite adverse weather in several markets Quarterly prices for our three core products up both sequentially and on a year-over-year basis Volumes for ready-mix and aggregates increased by 3% and 9%, respectively, while domestic gray cement volumes decreased by 3% during 2Q19 In the infrastructure sector, street-and-highway spending grew 18% year-to-date May, supported by an increase in state-transportation funding initiatives The residential sector started to show some sequential improvement from 1Q19 to 2Q19 as affordability has improved In the industrial-and-commercial sector, construction spending increased 3% year-to-date May, with growth in offices and lodging

Quarterly regional cement, ready-mix and aggregates prices on a like-to-like basis increased by 3%, 1% and 4%, respectively, on a year-over-year basis Operating EBITDA for the region decreased 14% during the quarter on a like-to-like basis with a margin decrease of 2.4pp, due to lower volumes, higher purchased cement, increased energy and freight costs, and higher maintenance costs In Colombia, daily cement, ready-mix and aggregates volumes increased by 13%, 5% and 8%, respectively, during 2Q19 year over year; cement prices increased by 2% sequentially In Panama, our daily cement volumes declined by 3% during the second quarter affected by high levels of inventory in apartments and offices, as well as increased participation of imported cement South, Central America and the Caribbean: improvement in year-over-year pricing dynamics

Europe: EBITDA and EBITDA margin expansion driven by favorable pricing dynamics and cost-reduction initiatives Higher quarterly regional prices for our three core products on a year-over-year basis Decrease in regional volumes for our three core products during 2Q19 on a year-over-year basis mainly due to fewer working days and adverse weather conditions, especially in Germany, Poland and the UK The infrastructure sector continued to be the main driver of demand during the second quarter supported by large infrastructure projects in Germany, Poland and France Residential activity was supported mainly by favorable conditions in Spain, with double-digit growth in permits

Asia, Middle East and Africa: higher regional prices for our three core products during 2Q19 Quarterly increase in regional prices for our three core products, both in local-currency and US-dollars terms, on a year-over-year basis Decrease in quarterly regional volumes for our three core products mainly due to a lower contribution from Egypt In the Philippines, daily domestic gray cement volumes increased by 3% during 2Q19 on a year-over-year basis; there was a slowdown in construction activity related to a delay in the approval of the national budget as well as mid-term elections held in May In Egypt, domestic gray cement volumes declined 28% due to difficult supply-demand conditions, a decline in cement consumption and a high base of comparison in 2Q18

Operating EBITDA during 2Q19 decreased 14% on a like-to-like basis mainly due to lower volumes and unfavorable product-mix effect Cost of sales, as a percentage of net sales, increased 2.1pp during the second quarter of 2019 mainly reflecting higher volumes of purchased cement and higher maintenance costs Operating expenses, as a percentage of net sales, increased 0.8pp during the second quarter compared with the same period in 2018, mainly due to higher sales and distribution expenses 2Q19 EBITDA impacted by decline in consolidated volumes and unfavorable product-mix effect

Free cash flow: expect most of year-to-date working-capital investment to reverse in 2H19 Average working capital days

Pro-forma total debt plus perpetuals has declined by US$751 million under our A Stronger CEMEX plan -571M Millions of U.S. dollars 1 Debt adjusted for IFRS 16 2 Divestment of most of our white-cement business for approximately US$180 million which is expected to close during 2H19 Total debt plus perpetuals variation -751M 1 1 2

Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$517 million; total notional amount is about US$521 million Avg. life of debt: 4.4 years Healthy consolidated debt maturity profile Total debt excluding perpetual notes as of June 30, 2019: US$11,048 million > 2026 Fixed Income Other bank debt Convertible Subordinated Notes1 2017 Facilities Agreement Leases

2019 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: (4%) to (1%) Ready mix: (1%) to 1% Aggregates: (1%) to 1% Energy cost per ton of cement produced (1%) to 0% Capital expenditures US$850 million Maintenance CapEx US$300 million Strategic CapEx US$1,150 million Total CapEx Investment in working capital US$50 to 100 million Cash taxes US$250 to 300 million Cost of debt1 Reduction of ~US$25 million

Why 2H19 EBITDA is expected to be better than 1H19 Expected healthier public sector spending in Mexico Higher pricing levels in the U.S. and Europe Implemented price increases in April in a significant part of our footprint in both regions Higher cement volumes anticipated in U.S. and Europe due to seasonality Moderation in energy headwinds 2Q19 was first quarter since 4Q16 with a decline in our cost of energy per ton of cement produced Higher contribution from cost-reduction initiatives under “A Stronger CEMEX” plan US$95M expected in 2H19 vs. US$75M in 1H19

Decrease in consolidated volumes for our three core products during the quarter on a year-over-year basis During 2Q19, year-over-year regional volumes increased for ready-mix and aggregates in the U.S. Increased consolidated prices for our three core products during 2Q19, in local-currency and US-dollar terms, both sequentially and on a year-over-year basis Consolidated volumes and prices

Other income statement items during 2Q19 Other expenses, net, of US$34 million, mainly due to severance payments and impairment of assets Loss on financial instruments of US$2 million, mainly resulting from the derivatives related to GCC shares Foreign-exchange loss of US$17 million resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar Controlling interest net gain of US$155 million in 2Q19 versus a gain of US$376 million in 2Q18; the lower gain primarily reflects lower operating earnings, a loss in financial instruments, a negative variation in foreign exchange fluctuations and a higher income tax, partially offset by lower financial expenses and a positive variation in discontinued operations

Additional information on debt and perpetual notes Currency denomination Interest rate 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018

Additional information on debt Total debt1 by instrument

6M19 volume and price summary: Selected countries

2Q19 volume and price summary: Selected countries

2019 expected outlook: Selected countries

2018 Sales and EBITDA pro forma1 1Q 2Q 3Q 4Q 2018 Reported 3,381 3,805 3,748 3,450 14,383 Discontinued operations (79) (103) (97) (89) (368) IFRS 16 Others & eliminations 3 (1) 0 (4) (2) Pro forma1 3,305 3,701 3,651 3,356 14,013 Sales 2018 EBITDA 2018 1Q 2Q 3Q 4Q 2018 Reported 535 714 704 604 2,557 Discontinued operations (7) (19) (22) (8) (56) IFRS 16 69 67 69 65 271 Others & eliminations 1 (1) 0 (1) (0) Pro forma1 598 762 751 661 2,771 Millions of U.S. dollars 1 Pro forma reflects IFRS 16 and discontinued operations (Baltics & Nordics, France, Germany and Brazil) Information for 3Q, 4Q and 2018 may have minor findings and corrections for not significant amounts

2018 Sales and EBITDA pro forma1: regional information 1Q 2Q 3Q 4Q 2018 Mexico 801 868 858 776 3,302 USA 856 989 999 905 3,748 Europe 748 952 908 836 3,445 SCA&C 455 462 442 425 1,784 AMEA 375 353 359 346 1,434 Others & eliminations 71 77 85 68 301 CEMEX 3,305 3,701 3,651 3,356 14,013 1Q 2Q 3Q 4Q 2018 Mexico 308 321 314 274 1,217 USA 131 211 202 193 736 Europe 37 131 141 95 405 SCA&C 107 112 100 96 415 AMEA 66 57 54 47 224 Others & eliminations (51) (70) (60) (44) (226) CEMEX 598 762 751 661 2,771 Sales 2018 EBITDA 2018 Millions of U.S. dollars 1 Pro forma reflects IFRS 16 and discontinued operations (Baltics & Nordics, France, Germany and Brazil) Information for 3Q, 4Q and 2018 may have minor findings and corrections for not significant amounts

6M18 originally reported1 6M18 restated2 Cash flows from (used in) operating activities Profit (loss) 437 418 + Discontinued operations 0 (7) + Adjustments for income tax expense 102 101 + Adjustments for depreciation and amortization expense 412 509 + Adjustments for impairment loss (reversal of impairment loss) recognized in profit/ loss 13 13 + (-) Adjustments for unrealized foreign exchange losses (gains) (24) (18) + (-) Adjustments for losses (gains) on disposal of non-current assets (13) (13) + Participation in associates and joint ventures (12) (13) + (-) Adjustments for decrease (increase) in inventories (97) (79) + (-) Adjustments for decrease (increase) in trade accounts receivable (323) (287) + (-) Adjustments for decrease (increase) in other operating receivables (84) (75) + (-) Adjustments for increase (decrease) in trade accounts payable 159 117 + (-) Adjustments for increase (decrease) in other operating payables (78) (87) + Other Adjustments for which cash effects are investing or financing cash flow (59) (60) + (-) Total adjustments to reconcile profit (loss) (5) 101 Net cash flows from (used in) operations 432 518 + Dividends received 0 0 - Interest paid (370) (406) + Interest received (9) (9) + (-) Income taxes refund (paid) 142 144 Net cash flows from (used in) operating activities 651 771 Statement of cash flows, indirect method Millions of U.S. dollars 1 As CEMEX’s reporting currency last year was the Mexican peso, originally reported 6M18 figures have been converted into U.S. dollars using exchange rate of MXN 19.05 per U.S. dollar 2 Restated to reflect IFRS 16 as well as discontinued operations (Baltics & Nordics, France, Germany and Brazil)

Statement of cash flows, indirect method (continued) 6M18 originally reported1 6M18 restated2 Cash flows from (used in) investing activities + Proceeds from sales of property, plant and equipment 29 28 - Purchase of property, plant and equipment 213 365 - Purchase of intangible assets 69 68 - Purchase of other long-term assets 47 49 - cash advances and loans made to other parties 70 69 + Dividends received 0 0 + Interest received 9 9 Net cash flows from (used in) investing activities (361) (514) Cash flows from (used in) financing activities + Proceeds from borrowings (388) (370) - Interest paid 307 345 + (-) Other inflows (outflows) of cash 6 68 Net cash flows from (used in) financing activities (689) (648) Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes (399) (391) Effect of exchange rate changes on cash and cash equivalents Net increase (decrease) in cash and cash equivalents (399) (391) Cash and cash equivalents at beginning of period 721 699 Cash and cash equivalents at end of period 322 308 Millions of U.S. dollars 1 As CEMEX’s reporting currency last year was the Mexican peso, originally reported 6M18 figures have been converted into U.S. dollars using exchange rate of MXN 19.05 per U.S. dollar 2 Restated to reflect IFRS 16 as well as discontinued operations (Baltics & Nordics, France, Germany and Brazil)

Definitions 6M19 / 6M18 Results for the first six months of the years 2019 and 2018, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago % var Percentage variation

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events October 24, 2019 Third quarter 2019 financial results conference call